UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

VolitionRx Limited
(Name of Company)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

928661107
(CUSIP Number)

Martin Charles Faulkes

1 Scotts Road
#24-05 Shaw Centre
Singapore 228208
+1 (646) 650-1351
With a copy to:

Marc G. Alcser, Esq.
Stradling Yocca Carlson & Rauth, P.C.
660 Newport Center Drive, Suite 1600
Newport Beach, CA 92660
(949) 725-4000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 6, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.      .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	NAMES OF REPORTING PERSON Martin Charles Faulkes
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) . (b) .
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) .
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,471,284(1)
	8.	SHARED VOTING POWER 356,000(2)
	9.	SOLE DISPOSITIVE POWER 1,471,284(1)
	10.	SHARED DISPOSITIVE POWER 356,000(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,827,284(1)(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) .
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% (1)(2)(3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes (i) 1,293,250 shares of VolitionRx Limited, or Company, common stock, par value $0.001 per share; (ii) options to purchase 120,000 shares of Company common stock that are exercisable within 60 days; and (iii) warrants to purchase 58,034 shares of Company common stock that are exercisable within 60 days, each held by Dr. Faulkes in his individual capacity.

(2)

Includes 356,000 shares of Company common stock held directly by the Dill Faulkes Educational Trust Limited, or DFET.  Dr. Faulkes serves as the chairman, director and trustee of the DFET.

(3)

Based on 26,093,123 issued and outstanding shares of Company common stock as of November 10, 2016, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 10, 2016.

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Explanatory Note:

On October 6, 2011, Dr. Faulkes acquired 810,000 shares of VolitionRx Limited, a Delaware corporation (the “Company”) common stock, par value $0.001 per share (the “Common Stock”).  Dr. Faulkes’ beneficial ownership consisted of (i) 810,000 shares of Company Common Stock and (ii) warrants to purchase 250,000 shares of Company Common Stock that are exercisable within 60 days.  Based on the number of shares of Company Common Stock outstanding around this time, Dr. Faulkes had beneficial ownership of 12.7% of the Company.

On November 25, 2011, Dr. Faulkes was granted an option to purchase 30,000 shares of Company Common Stock subject to vesting.  Dr. Faulkes’ beneficial ownership at the time the option was granted consisted of (i) 810,000 shares of Company Common Stock and (ii) warrants to purchase 250,000 shares of Company Common Stock that are exercisable within 60 days.  Based on the number of shares of Company Common Stock outstanding around the time of the option grant, Dr. Faulkes had beneficial ownership of 12.7% of the Company.

On May 11, 2012, Dr. Faulkes purchased 116,067 shares of Company Common Stock and a warrant to purchase 58,034 shares of Company Common Stock in connection with a Private Placement dated April 24, 2012.  Dr. Faulkes’ beneficial ownership following the purchase consisted of (i) 926,067 shares of Company Common Stock, (ii) warrants to purchase 308,034 shares of Company Common Stock that are exercisable within 60 days, and (iii) options to purchase 5,000 shares of Company Common Stock that are exercisable within 60 days.  Based on the number of shares of Company Common Stock outstanding around the time following the private placement, Dr. Faulkes had beneficial ownership of 12.8% of the Company.

Between May of 2012 and March of 2013 the Company issued an aggregate of approximately 1.1 million shares of Company Common Stock which created a material change in the beneficial ownership of Dr. Faulkes.  Dr. Faulkes’ beneficial ownership in March of 2013 consisted of (i) 926,067 shares of Company Common Stock, (ii) warrants to purchase 308,034 shares of Company Common Stock that are exercisable within 60 days, and (iii) options to purchase 10,000 shares of Company Common Stock that are exercisable within 60 days.  Based on the number of shares of Company Common Stock outstanding in March of 2013, Dr. Faulkes had beneficial ownership of 11.6% of the Company.

Between March of 2013 and November of 2013 the Company issued an aggregate of approximately 1.2 million shares of Company Common Stock which created a material change in the beneficial ownership of Dr. Faulkes.  Dr. Faulkes’ beneficial ownership in November of 2013 consisted of (i) 926,067 shares of Company Common Stock, (ii) warrants to purchase 308,034 shares of Company Common Stock that are exercisable within 60 days, and (iii) options to purchase 20,000 shares of Company Common Stock that are exercisable within 60 days.  Based on the number of shares of Company Common Stock outstanding in November of 2013, Dr. Faulkes had beneficial ownership of 10.5% of the Company.

Between November of 2013 and March of 2014 the Company issued an aggregate of approximately 1.7 million shares of Company Common Stock which created a material change in the beneficial ownership of Dr. Faulkes.  Dr. Faulkes’ beneficial ownership in March of 2014 consisted of (i) 926,067 shares of Company Common Stock, (ii) warrants to purchase 308,034 shares of Company Common Stock that are exercisable within 60 days, and (iii) options to purchase 25,000 shares of Company Common Stock that are exercisable within 60 days.  Based on the number of shares of Company Common Stock outstanding in March of 2014, Dr. Faulkes had beneficial ownership of 9.2% of the Company.

In June of 2014, Dr. Faulkes became the beneficial owner of 356,000 shares of Company Common Stock held directly by the Dill Faulkes Educational Trust Limited (“DFET”).  Dr. Faulkes has shared voting and dispositive power over shares held by DFET. Dr. Faulkes’ beneficial ownership following DFET’s receipt of Company Common Stock consisted of (i) 926,067 shares of Company Common Stock, (ii) warrants to purchase 308,034 shares of Company Common Stock that are exercisable within 60 days, (iii) options to purchase 25,000 shares of Company Common Stock that are exercisable within 60 days, and (iv) 356,000 shares of Company Common Stock held directly by DFET.  Based on the number of shares of Company Common Stock outstanding around this time, Dr. Faulkes had beneficial ownership of 11.7% of the Company.

On August 18, 2014, Dr. Faulkes was granted an option to purchase 60,000 shares of Company Common Stock subject to vesting.  Dr. Faulkes’ beneficial ownership at the time the option was granted consisted of (i) 926,067 shares of Company Common Stock, (ii) warrants to purchase 308,034 shares of Company Common Stock that are exercisable within 60 days, (iii) options to purchase 25,000 shares of Company Common Stock that are exercisable within 60 days, and (iv) 356,000 shares of Company Common Stock held directly by DFET.  Based on the number of shares of Company Common Stock outstanding around the time of the option grant, Dr. Faulkes had beneficial ownership of 11.7% of the Company.

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Between August of 2014 and February of 2015 the Company issued an aggregate of approximately 4.0 million shares of Company Common Stock which created a material change in the beneficial ownership of Dr. Faulkes.  Dr. Faulkes’ beneficial ownership in February of 2015 consisted of (i) 1,041,067 shares of Company Common Stock, (ii) warrants to purchase 308,034 shares of Company Common Stock that are exercisable within 60 days, (iii) options to purchase 60,000 shares of Company Common Stock that are exercisable within 60 days, and (iv) 356,000 shares of Company Common Stock held directly by DFET.  Based on the number of shares of Company Common Stock outstanding in February of 2015, Dr. Faulkes had beneficial ownership of 10.1% of the Company.

On May 18, 2015, a previously granted option was amended which, for purposes of this filing, is deemed a cancellation of an outstanding option and a re-grant of a new option.  Dr. Faulkes’ beneficial ownership at the time the option was amended consisted of (i) 1,041,067 shares of Company Common Stock, (ii) warrants to purchase 308,034 shares of Company Common Stock that are exercisable within 60 days, (iii) options to purchase 60,000 shares of Company Common Stock that are exercisable within 60 days, and (iv) 356,000 shares of Company Common Stock held directly by DFET.  Based on the number of shares of Company Common Stock outstanding around the time of the amendment, Dr. Faulkes had beneficial ownership of 9.6% of the Company.

On July 23, 2015, Dr. Faulkes was granted an option to purchase 40,000 shares of Company Common Stock subject to vesting.  Dr. Faulkes’ beneficial ownership at the time the option was granted consisted of (i) 1,041,067 shares of Company Common Stock, (ii) warrants to purchase 308,034 shares of Company Common Stock that are exercisable within 60 days, (iii) options to purchase 60,000 shares of Company Common Stock that are exercisable within 60 days, and (iv) 356,000 shares of Company Common Stock held directly by DFET.  Based on the number of shares of Company Common Stock outstanding around the time of the option grant, Dr. Faulkes had beneficial ownership of 9.6% of the Company.

Between July of 2015 and March of 2016 the Company issued an aggregate of approximately 5.2 million shares of Company Common Stock which created a material change in the beneficial ownership of Dr. Faulkes.  Dr. Faulkes’ beneficial ownership in March of 2016 consisted of (i) 1,291,067 shares of Company Common Stock, (ii) warrants to purchase 58,034 shares of Company Common Stock that are exercisable within 60 days, (iii) options to purchase 130,000 shares of Company Common Stock that are exercisable within 60 days, and (iv) 356,000 shares of Company Common Stock held directly by DFET.  Based on the number of shares of Company Common Stock outstanding in March of 2016, Dr. Faulkes had beneficial ownership of 7.9% of the Company.

On April 15, 2016, Dr. Faulkes was granted an option to purchase 65,000 shares of Company Common Stock subject to vesting.  Dr. Faulkes’ beneficial ownership at the time the option was granted consisted of (i) 1,291,067 shares of Company Common Stock, (ii) warrants to purchase 58,034 shares of Company Common Stock that are exercisable within 60 days, (iii) options to purchase 130,000 shares of Company Common Stock that are exercisable within 60 days, and (iv) 356,000 shares of Company Common Stock held directly by DFET.  Based on the number of shares of Company Common Stock outstanding around the time of the option grant, Dr. Faulkes had beneficial ownership of 7.9% of the Company.

On May 4, 2016, an outstanding warrant was amended which for purposes of this filing is deemed a cancellation of an outstanding warrant and a re-grant of a new warrant.  Dr. Faulkes’ beneficial ownership at the time the warrant was amended consisted of (i) 1,291,067 shares of Company Common Stock, (ii) warrants to purchase 58,034 shares of Company Common Stock that are exercisable within 60 days, (iii) options to purchase 130,000 shares of Company Common Stock that are exercisable within 60 days, and (iv) 356,000 shares of Company Common Stock held directly by DFET.  Based on the number of shares of Company Common Stock outstanding around the time of the amendment, Dr. Faulkes had beneficial ownership of 7.8% of the Company.

From May 2016 until the date hereof, Dr. Faulkes acquired shares of Company Common Stock through option exercises in non-material amounts.

The remaining disclosure set forth in this Schedule 13D will be based off Dr. Faulkes’ beneficial ownership as of the date hereof.

Item 1.

Security and Company

The securities to which this Schedule 13D (this “Statement”) relates are the shares of common stock, par value $0.001 per share of VolitionRx Limited, a Delaware corporation.  The name and address of the principal executive offices of the Company are VolitionRx Limited, 1 Scotts Road, #24-05 Shaw Centre, Singapore 228208.

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Item 2.

Identity and Background

(a)

Name

Martin Charles Faulkes, an individual.

(b)

Business Address

The business address for Dr. Faulkes is 1 Scotts Road, #24-05 Shaw Centre, Singapore 228208.

(c)

Principal Business

The principal occupation of Dr. Faulkes is director of the Company.

(d)-(e)

No Convictions or Proceedings

During the last five years, Dr. Faulkes has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Dr. Faulkes has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Citizenship

Dr. Faulkes is a citizen of the United Kingdom.

Item 3.

Source and Amount of Funds or Other Consideration

Common Stock

Dr. Faulkes acquired 810,000 shares of Company Common Stock in October of 2011, in exchange for his shares of Singapore Volition Pte Ltd. (“Singapore Volition”), the predecessor entity of the Company, pursuant to the Share Exchange Agreement between the Company, Singapore Volition and the shareholders of Singapore Volition, dated September 26, 2011. In May of 2012, Dr. Faulkes used approximately $203,118 in personal funds to purchase 116,067 shares of Company Common Stock in a Private Placement dated April 24, 2012.  In June of 2014, DFET acquired 356,000 shares of Company Common Stock, at no cost, by transfer from Volition Research Limited.  In September of 2014, Dr. Faulkes acquired (i) 110,000 shares of Company Common Stock, at no cost, by transfer from Concord International, Inc and (ii) 5,000 shares of Company Common Stock on the open market, at a cost of $2.16 per share, using personal funds.  In December of 2015, Dr. Faulkes used approximately $262,500 in personal funds to exercise a warrant for the purchase of 250,000 shares of Company Common Stock.  In May of 2016, Dr. Faulkes elected a cashless exercise of 5,000 vested options.  Of the 5,000 options exercised 4,438 were held and cancelled by the Company as payment for the exercise which resulted in the acquisition of 562 shares of Company Common Stock.  In November of 2016, Dr. Faulkes elected a cashless exercise of 5,000 vested options.  Of the 5,000 options exercised 3,379 where held and canceled by the Company as payment for the exercise which resulted in the acquisition of 1,621 shares of Company Common Stock.

Options

The options to purchase 120,000 shares of Company Common Stock that are exercisable within the next 60 days were received, at no cost, by Dr. Faulkes on November 25, 2011, August 18, 2014 and July 23, 2015, respectively.

Warrants

The warrants to purchase 58,034 shares of Company Common Stock that are exercisable within the next 60 days were received by Dr. Faulkes in connection with the Private Placement, dated April 24, 2012.

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Item 4.

Purpose of Transaction

Dr. Faulkes holds his shares of Company Common Stock for investment purposes.  Dr. Faulkes may, from time to time, depending on market conditions and other considerations, purchase additional shares or dispose of some or all of the shares held by him.

(a)

Dr. Faulkes has been granted options to purchase 185,000 shares of Company Common Stock.  At the time of this Statement, 120,000 options are exercisable within the next 60 days.  The remaining 65,000 options will vest on April 15, 2017.  In addition, Dr. Faulkes holds a warrant to purchase 58,034 shares of Company Common Stock that is exercisable within the next 60 days.

Dr. Faulkes has no current plans or proposals which relate to, or may result in, any of the matters listed in Items 4(b)-(j) of Schedule 13D.

Item 5.

Interest in Securities of the Company

Based upon the Company’s most recent report on Form 10-Q for the period ended September 30, 2016, filed with the Securities and Exchange Commission on November 10, 2016, there were 26,093,123 shares of Company Common Stock issued and outstanding as of November 10, 2016. The percentages of ownership set forth below are based on there being 26,093,123 shares of Company Common Stock outstanding.

(a) and (b)

As of the date hereof, the beneficial ownership of Company Common Stock by Dr. Faulkes is as follows:

Dr. Faulkes has sole investment and voting power with respect to 1,471,284 shares of Company Common Stock and may be deemed to share investment or voting power with respect to 356,000 shares of Company Common Stock.  In aggregate, Dr. Faulkes may be deemed to beneficially own 1,827,284 shares of Company Common Stock, which reflects 7.0% beneficial ownership of the Company.

(c)

Dr. Faulkes acquired 1,621 shares of Company Common Stock on November 25, 2016.  The acquisition was the result of a cashless exercise of 5,000 options.  The exercise price for the options was $3.00 per share and the 3,379 shares of Common Stock retained by the Company for cancellation as payment of the exercise price had a fair market value of $4.44 per shares. No shares were sold by Dr. Faulkes or the Company in such cashless exercise transaction.

(d) Not applicable.

(e) Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

On September 30, 2016, the Company entered into an underwriting agreement with National Securities Corporation in connection with a public offering (the “Offering”).  In connection with the Offering, Dr. Faulkes entered into a customary “lock-up” agreement with the underwriters pursuant to which they agreed, subject to specific exceptions, not to sell any of their shares of Company Common Stock for 90 days following the date of the final prospectus, or September 30, 2016.  The description of the Lock-Up Agreement contained herein is qualified in its entirety by reference to Schedule IV of Exhibit 1.1 to the Company’s Current Report on Form 8-K which was filed with the SEC on September 30, 2016 and is incorporated herein by reference.

Item 7.

Material to be Filed as Exhibits

Exhibit I

Form of Lock-Up Agreement, by and among Dr. Faulkes and the Underwriters (incorporated herein by reference from Schedule IV to Exhibit 1.1 to the Company’s Current Report on Form 8-K filed on September 30, 2016 (File No. 001-36833)).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 28, 2016

Martin Charles Faulkes

  /s/  Martin Charles Faulkes

Martin Charles Faulkes

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.